

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 3, 2017

<u>Via E-mail</u>
Ram Mukunda
Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

  Re: **India Globalization Capital, Inc.**
    Preliminary Proxy Statement on Schedule 14A
    Filed March 8, 2017
    File No. 001-32830

Dear Mr. Mukunda:

  We note from your letter dated March 30, 2017 that you have cancelled the shareholders meeting that was to be held on March 31, 2017 and you will not be following up the preliminary proxy statement with a definitive proxy statement. Therefore, we are terminating our review of the preliminary proxy statement, and will, as we deem appropriate, release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Russell Mancuso

          Russell Mancuso
          Branch Chief
          Office of Electronics and Machinery